(617) 946-4856 ddryer@seyfarth.com	Seyfarth Shaw LLP Seaport East Two Seaport Lane, Suite 300 Boston, MA 02210-2028 (617) 946-4800 fax (617) 946-4801 www.seyfarth.com

January 17, 2017

Joseph McCann
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Oxygen Therapy Amendment No. 1 to Registration Statement on Form S-1 Filed December 21, 2016 File No. 333-214306

Dear <r. McCann:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 6, 2017 (the “Comment Letter”) relating to the Amendment No. 1 to the Registration Statement on Form S-1 filed December 21, 2016 (the Registration Statement”) of Oxygen Therapy, Inc. (the “Company”). In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Registration Statement.

Prospectus Cover Page

1.	We note your revised disclosure on page 6 that in addition to the 19,313,738 shares that you are offering, you are also registering 846,262 shares on behalf of selling shareholders. Please reconcile this disclosure with your disclosure on the prospectus cover and elsewhere in the prospectus, which still show that you are registering a total of 686,262 shares in the secondary offering and an aggregate of 20,000,000 shares overall. In addition, consider whether the fee table requires updating.

The total number of shares being registered on behalf of selling stockholders is 686,262 and the aggregate number of shares being registered remains 20,000,000. We have revised the Registration Statement to reflect these numbers consistently throughout. As these are consistent with the share figures in the fee table filed with the initial Form S-1 we do not believe that any subsequent changes to the fee table are required.

Joseph McCann

January 17, 2017

2.	We note your response to our prior comment 1, and your revised disclosures indicating that there is a primary and secondary offering. Please revise your disclosure on the prospectus cover to discuss separately the material terms of each offering. In this regard, we note that the cover page does not discuss terms relating to the secondary offering.

Based on a discussion with the Commission Staff subsequent to the issuance of the Comment Letter, we have generally revised the Registration Statement to provide for separate prospectuses for the primary offering by the Company and the offering by the selling stockholders. As part of this revisions we have added an explanatory note prior to the cover explaining the two separate offerings and have prepared a separate cover page for the prospectus for each offering describing the relevant offering.

3.	With respect to the secondary offering, please revise your disclosure, as appropriate, to disclose the price (or a range) per share at which the selling security holders will be offering their shares. In addition, please state whether such secondary shares will be offered at prevailing market prices or privately negotiated prices to the extent your shares are either listed on a national exchange, quoted on the OTCBB, or quoted on the OTCQX or OTCQB tiers of OTC Markets. Given that there are two offerings and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the $1.00 price in your best efforts offering.

We have added language to the cover and the Plan of Distribution section of the selling stockholder prospectus alternate pages to address this comment. There is no specific price or range set at which the selling stockholders are offering their shares. We have added a risk factor titled “The price at which you purchase shares from our selling stockholders in their offering may be higher or lower than the $1.00 per share offered by us in our direct offering.” on page [21] of the Registration Statement.

Prospectus Summary, page 4

4.	We refer to your revised disclosure stating that you intend to register your shares under the Exchange Act and to list your shares. Please revise your disclosure to clarify when you will register your common stock under the Exchange Act. If either of the two offerings will commence prior to Exchange Act registration, please add a risk factor highlighting the risks noted in prior comment 7. Also, please identify the market where your securities will be listed or quoted once either offering commences.

We have revised the disclosure to indicate that we anticipate registering the common stock under the Exchange Act prior to commencement of the offerings. Accordingly we have not added an additional risk factor.

Joseph McCann

January 17, 2017

Risk Factors, page 7

5.	Since it appears that the secondary offering is being conducted concurrently with the primary offering, please add a risk factor addressing the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering.

We have added a risk factor titled “The concurrent offering of shares of our Common Stock by our selling stockholders may adversely affect our ability to complete the direct offering of our shares.” on page [22] of the Registration Statement.

Selling Security Holders, page 24

6.	We note that the aggregate number of shares shown in the table as being owned by the selling security holders does not equal the 3,928,898 shares you disclose as being owned by them in the aggregate. Please reconcile the disclosures.

We have moved the selling security holder disclosure to the alternate pages of the selling stockholder prospectus and have revised the aggregate stock ownership of the selling stockholders to be consistent with the table.

Security Ownership of Certain Beneficial Owners and Management, page 29

7.	We note that your percentage of beneficial ownership is based upon the number of shares of common stock outstanding as of October 21, 2016, and this figure appears to exclude more recent sales of your common stock that are reflected in Item 15 of the registration statement. Accordingly, please revise your disclosure to reflect information as of the most recent practicable date. Refer to Item 403(a) and (b) of Regulation S-K.

We have updated the beneficial ownership disclosure as of January 11, 2017.

Please revise to include the undertakings applicable to the resale offering. Please refer to Regulation S-K, Item 512.

We have revised the undertakings as appropriate in accordance with Item 512 of Regulation S-K.

Joseph McCann

January 17, 2017

The Company appreciates the Staff’s comments with respect to the above-referenced filing and would like to provide any assistance necessary for the Staff to expedite the review process. Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4856, or by email to ddryer@seyfarth.com.

Very truly yours,

Seyfarth Shaw LLP

David E. Dryer

DED:tmp